CTC Media, Inc.

31A Leningradsky Prospekt

125284 Moscow, Russia

Tel: +7 (495) 785 6333

Fax: +7 (495) 785 6349

May 23, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Larry Spirgel

100 F Street, N.E.

Washington, D.C.  20549

United States of America

Re:                             CTC Media, Inc.

Form 10-K for the fiscal year ended December 31, 2013

Filed March 6, 2014

File No. 000-52003

Dear Mr. Spirgel:

This letter is in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated May 13, 2014 (the “Comment Letter”) to Mr. Boris Podolsky, former Chief Executive Officer of CTC Media, Inc. (the “Company” or “we”), relating to the Company’s Form 10-K filed on March 6, 2014 (the “Form 10-K”). Please note that Mr. Podolsky resigned during 2013; Yuliana Slashcheva is now Chief Executive Officer of the Company.

The Staff’s comments are provided for convenience along with the Company’s responses.

Definitive Proxy Statement filed on April 30, 2014 and incorporated into Part III of Form 10-K

Compensation Discussion & Analysis, page 33

Annual Performance-Based Cash Bonuses, page 35

1.                                     We note the annual performance-based cash bonuses are tied in part to achievement of specific performance objectives. Please disclose the performance targets or objectives, the achievement with respect to these targets or objectives, and how the achievement translated into the amounts paid.

Response:

We note the Staff’s comment.  Set forth on Exhibit A is further disclosure of the specific performance objectives and related payments in respect of 2013.  We will provide comparable disclosure in respect of our performance-based cash bonus programs in future proxy statements.

2013 Equity Incentive Plan—Restricted Share Unit Awards, Page 37

2.                                     Please disclose the performance objectives applicable to the awards, your achievement with respect to these objectives, and how your achievement translated into the amounts awarded.

Response:

We note the Staff’s comment.  Set forth on Exhibit A is further disclosure of the specific performance objectives and related awards in respect of 2013.  We will provide comparable disclosure in respect of our equity incentive programs in future proxy statements.

*****

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding this response letter, please do not hesitate to contact me on +7-495-785-6347 or by email at NSurikov@ctcmedia.ru or our legal counsel, Tim Corbett at WilmerHale, +1-617-526-6000 or by email at timothy.corbett@wilmerhale.com.

Very truly yours,

/s/ Nikolay Surikov
Nikolay Surikov
Chief Financial Officer

cc:          Securities and Exchange Commission

Ajay Koduri, Senior Counsel

CTC Media, Inc.

Anton Bykov, Director for Legal Affairs

Yulia Shtyrova, Acting Chief Accounting Officer

Ernst & Young:

Bob Akright

WilmerHale:

Timothy J. Corbett

EXHIBIT A

Further Disclosure

Performance-based cash incentive programs:

Annual Performance-Based Cash Bonuses

Our executive officers and some of our non-executive employees are eligible for annual performance-based cash bonuses. The maximum potential bonuses are generally set as a percentage of base salary; with respect to our sales personnel, annual cash bonuses are generally tied to the achievement of specific advertising sales targets.

For 2013, executive bonuses were tied to the achievement of specified performance objectives, with a portion subject to performance in excess of certain of such targets. In evaluating actual performance in 2013, the Compensation Committee determined that, although a number of the specific targets that had been set for the year had not be achieved, the overall performance of the management team warranted the award of modest discretionary cash bonuses to specific senior executives, as described below.

Chief Executive Officer: Yuliana Slashcheva. Ms. Slashcheva was appointed out Chief Executive Officer effective August 1, 2013. In recognition of her service during her first five months in office, our Compensation Committee awarded her a discretionary cash bonus of $250,000 for 2013.

For 2014, Ms. Slashcheva’s maximum potential performance-based bonus is $800,000, or 100% of her 2014 base salary. Of this total, 80% is subject to the achievement of the following group performance objectives: target revenues, target OIBDA and target audience shares; and 20% is discretionary, and will be based on the achievement of the Company’s strategy, development and execution of an optimization plan, and development of new revenue sources.

Chief Executive Officer: Boris Podolsky. Mr. Podolsky served as our Chief Executive Officer through July 2013 and resigned effective August 1, 2013. In connection with his separation from the Company, we paid Mr. Podolsky $1,000,000 (equal to 12 months’ base salary plus special separation bonus). He received no bonus in respect of 2013. In addition, we agreed to extend the exercise period of his vested options until December 31, 2014.

Chief Financial Officer. For 2013, Mr. Surikov’s maximum potential performance-based bonus was RUR 6,492,550, or 60% of his 2013 base salary, and was subject to the achievement of the performance objectives set out below. With respect to each target, half of the potential bonus was subject to achievement of the specified target, and half was subject to overperformance of at least 3% above the specified target. Based on the level of achievement of specified performance objectives, Mr. Surikov was awarded 30% of his maximum potential performance-based bonus. In addition, the Compensation Committee awarded Mr. Surikov an additional discretionary bonuses of RUR 3,246,275, reflecting achievements during the year.

Performance Objective	Weight	Target	Achieved?
OIBDA Margin	30%	33.1%	No
Total Revenues	20	RUR 27,229m	No
Return on Capital Employed	20	33.3%	No
Cash Conversion Ratio	20	43.5%	Ö
CEO’s Evaluation	10	—	Ö

For 2014, Mr. Surikov’s maximum potential performance-based bonus is RUR 6,492,550, or 60% of his 2014 base salary. Of this total, 80% is subject to the achievement of the following group performance objectives: target revenues, target OIBDA, target cash conversion ratio and organizational optimization measures; and 20% is discretionary, and will be based on achievements in business decision support and ruble exposure management.

Chief Commercial Officer. For 2013, Ms. Moskvitina’s maximum potential performance-based bonus was RUR 4,989,600, or 60% of her 2013 base salary, and was subject to the achievement of the performance objectives set out below. With respect to the OIBDA margin targets, half of the potential bonus was subject to achievement of the specified target, and half was subject to overperformance of at least 3% above the specified target. Based on the level of achievement of specified performance objectives, Ms. Moskvitina was awarded 60% of her maximum potential performance-based bonus. In addition, the Compensation Committee awarded Ms. Moskvitina an additional discretionary bonus of RUR 498,960, reflecting achievements during the year.

Performance Objective	Weight	Target	Achieved?
OIBDA Margin	10%	33.1%	No
Total Revenues	30	RUR 27,229m	No
Domashny Revenues from Advertising and Sponsorship	10	RUR 4,004m	Ö
Digital Sales Revenues	7.5	RUR 168m	Ö
Peretz Revenues from Advertising and Sponsorship	10	RUR 3,017m	Ö
CTC Revenues from Advertising and Sponsorship	15	RUR 18,453m	Ö
A/R Collections	7.5	99%	Ö
CEO’s Evaluation	10	—	Ö

For 2014, Ms. Moskvitina’s maximum potential performance-based bonus is RUR 4,989,600, or 60% of her 2014 base salary. Of this total, 30% is subject to the achievement of the following group performance objectives: target revenues and OIBDA; 50% is subject to the achievement of the following performance objectives: advertising revenues by channel, digital revenues and accounts receivable collections; and 20% is discretionary, and will be based on achievements related to the effective balance between advertising sell-out and pricing, and increases in non-standard television and transmedia sales.

Chief Content Officer. For 2013, Mr. Murugov’s maximum potential performance-based bonus was RUR19,384,848, or 100% of his 2013 base salary, and was subject to the achievement of the performance objectives set out below. With respect to the OIBDA margin targets, half of the potential bonus was subject to achievement of the specified target, and half was subject to overperformance of at least 3% above the specified target. Based on the level of achievement of specified performance objectives, Mr. Murugov was awarded 29% of his maximum potential performance-based bonus. In addition, the Compensation Committee awarded Mr. Murugov an additional discretionary bonus of RUR4,070,818, reflecting achievements during the year.

Performance Objective	Weight	Target	Achieved?
CTC Channel OIBDA Margin	20%	40.8%	No
Group OIBDA Margin	10	33.1%	No
CTC Average Quarterly Audience Share	20	11.0 – 12.3%	Ö
CTC channel annual audience share	10	11.7%	No
CTC channel share of women viewers	10	56.0%	No
Development and Approval of CTC’s Positioning and Marketing strategy	10	—	Ö
CTC channel programming margin	10	(38.12%)	No
CEO’s Evaluation	10	—	Ö

For 2014, Mr. Murugov’s maximum potential performance-based bonus is RUR19,384,848, or 100% of his 2014 base salary. Of this total, 40% is subject to the achievement of the following group performance objectives: target revenues and OIBDA; 40% is subject to the achievement of the following performance objectives: target audience shares by channel; and 20% is discretionary, and will be based on achievements related to content strategy development and optimization of the production process.

Chief Broadcasting Officer. For 2013, Mr. Petrov’s maximum potential bonus was RUR4,347,000, or 60% of his 2013 base salary, and was subject to the achievement of the performance objectives set out below. With respect to all financial targets, half of the potential bonus was subject to achievement of the specified target, and half was subject to overperformance of at least 3% above the specified target. Based on the level of achievement of specified performance objectives, Mr. Petrov was awarded 80% of his maximum potential bonus. In addition, the Compensation Committee awarded Mr. Petrov an additional discretionary bonus of RUR 434,700, reflecting achievements during the year.

Performance Objective	Weight	Target	Achieved?
OIBDA Margin	10%	33.1%	No
Total Revenues	10	RUR 27,229m	No
CIS OIBDA Margin	12	25.22%	Ö
Television Station Group OIBDA Margin	18	60.2%	Ö
CIS Revenues	9	RUR 25,715m	Ö

Performance Objective	Weight	Target	Achieved?
Television Station Group Function Management Implementation	9	—	Ö
Digital Multiplex Rollout (Phase I)	12	—	Ö
CEO’s Evaluation	20	—	Ö

For 2014, Mr. Petrov’s maximum potential performance-based bonus is RUR 5,289,000, or 60% of his 2014 base salary. Of this total, 40% is subject to the achievement of the following group performance objectives: target revenues and target OIBDA; 40% is subject to the achievement of the following performance objectives: target OIBDA margin for each of the Television Stations Group, CCT-International and CIS (20%), CTC Love tech penetration (10%), and multiplex expense and tariff management within approved budget (10%); and 20% is discretionary, and will be based on achievements related to reductions in carriage and multiplex expenses and development of revenue from new markets.

Equity Incentive Awards:

Vesting; achievement of performance objectives.  The awards vest in three equal tranches in the first, second and third years following grant, subject to continued employment and achievement of the applicable performance objectives. The vesting of one-third of each annual tranche is subject to the achievement of each of the following performance objectives in respect of that year: target OIBDA margin, target cash conversion ratio, and revenue growth that is higher than the growth in the Russian television advertising market as a whole (in ruble terms) for the applicable year.  The numerical targets for each objective are set by the Compensation Committee for each year. For 2013, the numerical targets were as follows:  OIBDA margin of 33.1% and cash conversion ratio of 43.5%.  The Compensation Committee determined that only the cash conversion ratio target had been achieved in 2013, and accordingly only one-third of the 2013 annual tranche of awards vested; the remainder lapsed in accordance with their terms. Accordingly, the numbers of RSUs granted to our named executives that vested in respect of 2013 were as follows:  Ms. Slashcheva, 9,259 RSUs; Mr. Surikov, 12,222 RSUs; Ms. Moskvitina, 12,222 RSUs; Mr. Murugov, 17,778 RSUs; and Mr. Petrov, 12,222 RSUs(1).

(1) Please note that the Proxy Statement incorrectly states (on page 27 thereof) that the grant of an award to Ms. Slashcheva over 161,111 restricted share units was approved by the Compensation Committee in March 2013; the correct date of the approval of the grant to Ms. Slashcheva is July 2013.